UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G73268 107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268 107	Page 1 of 3 Pages

1.	Names of reporting persons D.J. Paul E. Cowan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 338,056 Ordinary Shares
	6.	Shared voting power 3,158,509 Ordinary Shares
	7.	Sole dispositive power 338,056 Ordinary Shares
	8.	Shared dispositive power 3,158,509 Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 3,496,565 Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.67%
12.	Type of reporting person (see instructions) IN

CUSIP No. G73268 107	Page 2 of 3 Pages

1.	Names of reporting persons Deidre Cowan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,158,509 Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,158,509 Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 3,158,509 Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.93%
12.	Type of reporting person (see instructions) IN

CUSIP No. G73268 107	Page 3 of 3 Pages

1.	Names of reporting persons Quotient Biodiagnostics Group Limited (“QBDG”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Jersey, Channel Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,158,509 Ordinary Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 3,158,509 Ordinary Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,158,509 Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.93%
12.	Type of reporting person (see instructions) FI

Item 1.

(a)	Name of Issuer:

Quotient Limited (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

B1, Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 2.

(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by QBDG, Paul Cowan and Deidre Cowan, who are collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office:

The principal business office of the Reporting Persons with respect to the shares reported hereunder is 28 Esplande, St. Helier, Y9 JE2 3QA, Jersey, Channel Islands.

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”).

(e)	CUSIP Number:

G73268 107

Item 3.

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

QBDG beneficially owns 3,158,509 Ordinary Shares, which shares QBDG holds directly.

Deidre Cowan, Mr. Cowan’s spouse, beneficially owns 3,158,509 Ordinary Shares, consisting of the 3,158,509 Ordinary Shares held of record by QBDG. Mrs. Cowan is the sole shareholder of QBDG and, in such capacity, exercises sole voting and dispositive power over the shares held of record by QBDG.

Paul Cowan beneficially owns 3,496,565 Ordinary Shares, consisting of (a) 3,158,509 Ordinary Shares beneficially owned by Mr. Cowan’s spouse, Deidre Cowan, who exercises sole voting and dispositive power over the Ordinary Shares held of record by QBDG, (b) 58,145 Ordinary Shares held directly by Mr. Cowan, (c) 11,667 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $11.92 per Ordinary Share, which options are exercisable as of the date of this filing, (d) 123,431 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $3.29 per Ordinary Share, which options are exercisable as of the date of this filing, (e) 90,000 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $8.00 per Ordinary Share, which options are exercisable as of the date of this filing, (f) 23,334 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $15.17 per Ordinary Share, which options are exercisable as of the date of this filing, and (g) 31,479 Ordinary Shares Mr. Cowan may acquire upon the exercise of warrants at $5.80 per Ordinary Share, which warrants are exercisable as of the date of this filing.

The Ordinary Shares beneficially owned by Mr. Cowan do not include (a) 42,000 Ordinary Shares Mr. Cowan may receive upon the vesting of Multi-year Performance Based Restricted Share Units (“MRSUs”), which MRSUs will vest upon the Ordinary Shares achieving a volume weighted average market price (“VWAP”) of $60.00 per Ordinary Share for 20 consecutive trading days during the period April 1, 2018 to December 31, 2018, (b) 60,000 Ordinary Shares Mr. Cowan may receive upon the vesting of MRSUs, which MRSUs will vest upon the Ordinary Shares achieving a VWAP of $22.00 per share for 20 consecutive trading days during the period April 1, 2019 to December 31, 2019, (c) 11,666 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $15.17 per Ordinary Share, which options will become exercisable on May 20, 2017, (d) 42,000 Ordinary Shares Mr. Cowan may receive upon the vesting of MRSUs, which MRSUs will vest upon the Ordinary Shares achieving a VWAP of $40.00 per Ordinary Share for 20 consecutive trading days during the period April 1, 2018 to December 31, 2018, (e) 23,333 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $11.92 per Ordinary Share, of which options will become exercisable in two equal annual installments on June 1, 2018, and (f) 50,000 Ordinary Shares Mr. Cowan may acquire upon the exercise of options to purchase Ordinary Shares at $7.58 per Ordinary Share, which options will become exercisable in three equal installments beginning on May 24, 2018.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on a total of 45,588,091 Ordinary Shares of the Issuer outstanding as of February 5, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2017.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 5 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 5 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 5 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2018

QUOTIENT BIODIAGNOSTICS GROUP LIMITED

By:	/s/ Deidre Cowan
Deidre Cowan
Director

PAUL COWAN

/s/ PAUL COWAN

DEIDRE COWAN

/s/ DEIDRE COWAN

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (The Joint Filing Agreement is incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 12, 2015).